UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Global Blue Group Holding AG

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

H33700107

(CUSIP Number)

Andrew J. Schader, Esq.

Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

(212) 981-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Kenneth B. Wallach, Esq.

Xiaohui (Hui) Lin, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York NY 10017

(212) 455-2000

May 5, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. H33700107	Page 2 of 11

1.	Names of Reporting Persons. Global Blue Holding L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 44,999,694(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 44,999,694(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,999,694(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.9%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes (a) 37,358,622 ordinary shares of the Issuer (“Ordinary Shares”), (b) 2,701,935 warrants of the Issuer (“Global Blue Warrants”) exercisable for 2,701,935 Ordinary Shares, and (c) 4,939,137 Series A preferred shares of the Issuer (“Series A Preferred Shares”) that are convertible into 4,939,137 Ordinary Shares. See Item 5.

(2)	Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See Item 5.

CUSIP NO. H33700107	Page 3 of 11

1.	Names of Reporting Persons. SL Globetrotter, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 115,777,500(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 115,777,500(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 115,777,500(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.1%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes (a) 97,258,598 Ordinary Shares, (b) 6,548,415 Global Blue Warrants exercisable for the issuance of 6,548,415 Ordinary Shares, and (c) 11,970,487 Series A Preferred Shares that are convertible into 11,970,487 Ordinary Shares. See Item 5.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.

CUSIP NO. H33700107	Page 4 of 11

1.	Names of Reporting Persons. SL Globetrotter GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 160,777,194(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 160,777,194(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 160,777,194(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 77.8%
14.	Type of Reporting Person (See Instructions) CO

(1)

Includes (a) 134,617,220 Ordinary Shares, (b) 9,250,350 Global Blue Warrants exercisable for the issuance of 9,250,350 Ordinary Shares, and (c) 16,909,624 Series A Preferred Shares that are convertible into 16,909,624 Ordinary Shares. See Item 5.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.

CUSIP NO. H33700107	Page 5 of 11

1.	Names of Reporting Persons. Silver Lake Technology Associates III Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 160,777,194(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 160,777,194(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 160,777,194(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 77.8%
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes (a) 134,617,220 Ordinary Shares, (b) 9,250,350 Global Blue Warrants exercisable for the issuance of 9,250,350 Ordinary Shares, and (c) 16,909,624 Series A Preferred Shares that are convertible into 16,909,624 Ordinary Shares. See Item 5.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.

CUSIP NO. H33700107	Page 6 of 11

1.	Names of Reporting Persons. Silver Lake (Offshore) AIV GP III, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 160,777,194(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 160,777,194(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 160,777,194(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 77.8%
14.	Type of Reporting Person (See Instructions) CO

(1)

Includes (a) 134,617,220 Ordinary Shares, (b) 9,250,350 Global Blue Warrants exercisable for the issuance of 9,250,350 Ordinary Shares, and (c) 16,909,624 Series A Preferred Shares that are convertible into 16,909,624 Ordinary Shares. See Item 5.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.

Explanatory Note

This Amendment No. 1 (the “Amendment”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on September 8, 2020 (the “Original Schedule 13D”, and as amended, the “Schedule 13D”) related to the ordinary shares (the “Ordinary Shares”) of Global Blue Group Holding AG, a stock corporation (Aktiengesellschaft) incorporated under Swiss law (the “Issuer”), with its registered office in Zürichstrasse 38, 8306 Brüttisellen, Switzerland.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in amended and restated Annex A hereto is incorporated by reference in this amended Item 2.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer

Item 5(a) through (c) is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) By virtue of the relationships and agreements among the Reporting Persons described herein, the Reporting Persons are a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”). As such, the Reporting Persons may be deemed to beneficially own an aggregate of 160,777,194 Ordinary Shares of the Issuer, which includes: (i) 37,358,622 Ordinary Shares held by Cayman Holdings, (ii) 2,701,935 Global Blue Warrants held directly by Cayman Holdings exercisable for 2,701,935 Ordinary Shares, (iii) 4,939,137 Series A Preferred Shares held directly by Cayman Holdings that are convertible into 4,939,137 Ordinary Shares, (iv) 97,258,598 Ordinary Shares held directly by Globetrotter, (v) 6,548,415 Global Blue Warrants held directly by Globetrotter that are exercisable for 6,548,415 Ordinary Shares, and (vi) 11,970,487 Series A Preferred Shares held directly by Globetrotter that are convertible into 11,970,487 Ordinary Shares, representing in the aggregate approximately 77.8% of the issued and outstanding Ordinary Shares of the Issuer calculated on the basis of Rule 13d-3 of the Exchange Act.

Calculations of beneficial ownership described herein are based on 180,626,224 Ordinary Shares outstanding, as provided by the Issuer, and take into account any Ordinary Shares issuable upon the exercise of Global Blue Warrants and/or the conversion of Series A Preferred Shares beneficially owned by each Reporting Person, as applicable.

By virtue of the agreement described in Item 6 below, the Reporting Persons and certain parties thereto may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of any such group. Each Reporting Person disclaims beneficial ownership of the Ordinary Shares that may be deemed to be beneficially owned by such parties.

Information with respect to the beneficial ownership of Ordinary Shares by the individuals listed in Annex A is set forth in Annex A attached hereto and incorporated herein by reference in response to this Item 5.

(c) None of the Reporting Persons have effected any transaction with respect to the Ordinary Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

Voting Agreement

Concurrently with the execution of an investment agreement between the Company and CK Opportunities Fund I, LP, on May 5, 2022, (i) Globetrotter, (ii) Cayman Holdings and (iii) CK Opportunities Fund I, LP (the “Initial Investor Holder”) entered into a Voting Agreement (the “Voting Agreement”). Pursuant to the terms of the Voting Agreement, the parties agreed to vote, among other things, (i) for the initial election and any subsequent re-election of any person nominated for appointment to the Board of Directors of the Issuer by the Initial Investor Holder, (ii) to the extent a holder of Series A Preferred Shares, in favor of the issuance of the Series B Preferred Shares, (iii) in favor of an amendment of the Articles of Association for the purpose of creating a capital band (Kapitalband) which enables the Board of Directors to issue new Ordinary Shares and to vote in favor of extending and increasing such capital band on an ongoing basis, and (iv) to vote in favor of additional Series B Preferred Shares to be payable as dividend in kind on the then-existing Series B Preferred Shares on an annual basis or upon certain conversions or redemptions of the Series B Preferred Shares, on an interim basis. Additionally, Globetrotter agreed to certain tender offer, tag-along and drag-along rights and obligations.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

L. Voting Agreement.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2022

GLOBAL BLUE HOLDING L.P.

By:	SL Globetrotter GP, Ltd., its general partner

By:	/s/ Joseph Osnoss
	Name:	Joseph Osnoss
	Title:	Director

SL GLOBETROTTER, L.P.

By:	SL Globetrotter GP, Ltd., its general partner

By:	/s/ Joseph Osnoss
	Name:	Joseph Osnoss
	Title:	Director

SL GLOBETROTTER GP, LTD.

By:	/s/ Joseph Osnoss
	Name:	Joseph Osnoss
	Title:	Director

SILVER LAKE TECHNOLOGY ASSOCIATES III CAYMAN, L.P.

By:	Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:	/s/ Joseph Osnoss
	Name:	Joseph Osnoss
	Title:	Director

SILVER LAKE (OFFSHORE) AIV GP III, LTD.

By:	/s/ Joseph Osnoss
	Name:	Joseph Osnoss
	Title:	Director

Annex A

Annex A is hereby amended and restated as follows:

Annex A-1

The following sets forth the name and principal occupation of each of the directors of Silver Lake (Offshore) AIV GP III, Ltd., each of whom is a citizen of the United States.

Name	Business Address	Principal Occupation

Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Member of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Chairman and Managing Member of Silver Lake Group, L.L.C.

Karen King	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director of Silver Lake Group, L.L.C.

Gregory Mondre	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Member of Silver Lake Group, L.L.C.

Andrew Schader	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, New York 10001	Managing Director of Silver Lake Group, L.L.C.

Joseph Osnoss	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, New York 10001	Managing Partner and Managing Member of Silver Lake Group, L.L.C.

Jason White	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director of Silver Lake Group, L.L.C.

Bryce Lee	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any Ordinary Shares or has engaged in any transactions in Ordinary Shares in the previous 60 days.

Annex A-2

The following sets forth the name and principal occupation of each of the directors of SL Globetrotter GP, Ltd., each of whom is a citizen of the United States

Name	Business Address	Principal Occupation
Karen King	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director of Silver Lake Group, L.L.C.

Joseph Osnoss	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Partner and Managing Member of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any Ordinary Shares or has engaged in any transactions in Ordinary Shares in the previous 60 days.